UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)

Adicet Bio, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

007002 108
(CUSIP Number)

aMoon 2 Fund Limited Partnership
aMoon 2 Fund G.P. Limited Partnership
aMoon General Partner Ltd.
Dr. Yair C. Schindel

34 Yerushalaim Rd, Beit Gamla, 6th Floor
Ra’anana, 4350110, Israel
Telephone: +972.73.398.9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007002 108
1.	Names of Reporting Persons aMoon 2 Fund Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,104,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,104,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)
Based on 19,600,567 shares of Common Stock outstanding as of November 3, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2020.

CUSIP No.	007002 108
1.	Names of Reporting Persons aMoon 2 Fund G.P. Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,104,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,104,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)
Based on 19,600,567 shares of Common Stock outstanding as of November 3, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2020.

CUSIP No.	007002 108
1.	Names of Reporting Persons aMoon General Partner Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,104,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,104,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)
Based on 19,600,567 shares of Common Stock outstanding as of November 3, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2020.

CUSIP No.	007002 108
1.	Names of Reporting Persons Dr. Yair C. Schindel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,104,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,104,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Based on 19,600,567 shares of Common Stock outstanding as of November 3, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2020.

The undersigned, aMoon 2 Fund Limited Partnership, a Cayman Islands exempted limited partnership (“aMoon”), aMoon 2 Fund G.P. Limited Partnership, an Israeli limited partnership (“aMoon G.P.”), aMoon General Partner Ltd., an Israeli company (“aMoon Ltd.”), and Dr. Yair C. Schindel (“Schindel”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 1 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on September 24, 2020 by the Reporting Persons, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Adicet Bio, Inc., a Delaware corporation (the “Issuer”).  The Amendment amends and supplements Items 5(a), 5(b) and 6 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) and (b)

As of the date of this Amendment, aMoon holds 1,104,460 shares of Common Stock, constituting approximately 5.6% of the issued and outstanding shares of Common Stock.  aMoon G.P. is the sole general partner of aMoon, pursuant to the terms of the limited partnership agreement of aMoon, and aMoon Ltd. is the sole general partner of aMoon G.P, pursuant to the terms of the limited liability company agreement of aMoon G.P. Schindel is the sole shareholder of aMoon Ltd.  By virtue of such relationships, aMoon G.P., aMoon Ltd. and Schindel may be deemed to have shared voting and investment power with respect to the Common Stock held by aMoon.

Schindel, as sole shareholder of aMoon Ltd., exercises investment and voting power of aMoon G.P.  Schidnel disclaims beneficial ownership of the shares of Common Stock held by aMoon, aMoon G.P. and aMoon Ltd., except to the extent of his pecuniary interest therein, if any.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 24, 2020, Schindel resigned from the Board of Directors of the Issuer. Following Schindel’s resignation from the Board of Directors of the Issuer, unvested options held by Schindel to acquire 30,000 shares of Common Stock were forfeited in accordance with the terms of the options.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2020

AMOON 2 FUND LIMITED PARTNERSHIP BY: AMOON 2 FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON 2 FUND G.P. LIMITED PARTNERSHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GENERAL PARTNER LTD.
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

DR. YAIR C. SCHINDEL
By:	/s/ Dr. Yair C. Schindel